United States securities and exchange commission logo





                              June 17, 2020

       Dikla Czaczkes Akselbrad
       Executive Vice President and Chief Financial Officer
       PolyPid Ltd.
       18 Hasivim Street
       Petach Tikva 4959376, Israel

                                                        Re: PolyPid Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 15, 2020
                                                            File No. 333-238978

       Dear Ms. Czaczkes Akselbrad:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2020 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed June 15,
2020

       Dilution, page 74

   1. You presented that there were 9,330,881 shares purchased by the existing shareholders as of March 31, 2020, on a
pro forma as adjusted basis. We further note that the total shares issued and outstanding
are 13,742,118, on a pro forma basis at March 31, 2020. Both numbers did not include
shares issued in this offering. Please tell us the reason(s) for the discrepancies or revise
accordingly.
 Dikla Czaczkes Akselbrad
FirstName LastNameDikla Czaczkes Akselbrad
PolyPid Ltd.
Comapany NamePolyPid Ltd.
June 17, 2020
June 17, 2020 Page 2
Page 2
FirstName LastName
Consolidated Financial Statements
Consolidated Balance Sheets, page F-32

2. Please state the shares issued and outstanding, on a pro forma basis at March 31, 2020.
         Refer to Paragraph 29 of Regulation S-X Rule 5-02.
        You may contact Christie Wong at (202) 551-3684 or Daniel Gordon at
(202) 551-3486
if you have questions regarding comments on the financial statements and related matters.
Please contact Chris Edwards at (202) 551-6761 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Madison A. Jones, Esq.